MEMO
                                                                PLEASE CIRCULATE

DATE:    April 16, 2004

TO:      All Staff

FROM:    James J. Stebor, President and COO

RE:      Tender Offer for First Federal Bancshares's Common Stock

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     The Board of Directors has approved the purchase of 560,000 shares of our common stock by means of what is called a "modified Dutch auction tender." It is more fully described in the attached news release. We have made every effort to communicate this action to members of the community as quickly as possible. Below you will find the answers to some questions that are likely to arise from our public announcement. We will provide further information if additional questions come up.

Question:      Why is First Federal Bancshares offering to repurchase its stock?

Answer: Since our initial public offering, our capital base has exceeded all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize more effectively our capital base and to attempt to maximize stockholder value, First Federal's management and its board of directors believe that the purchase of its stock pursuant to the tender offer is a positive action that is intended to improve returns to our stockholders. Our financial projections indicate that the purchase of shares will increase earnings per share and return on stockholders' equity.

Question:      How should I respond to questions?

Answer: First Federal Bancshares has hired a special information agent to handle all questions. The information agent is Georgeson Shareholder Communications, Inc. and their toll-free telephone number is (800) 501-4292. Because First Federal Bancshares is the purchaser of the shares, and because securities laws are involved, it is highly important that all questions be referred to the information agent. No member of First Federal's staff is allowed or authorized to answer any questions or give any advice regarding the tender offer. We are aware that many stockholders are customers of the bank and have ties or relationships with staff members. You should handle these situations as diplomatically as possible, but in any event, all questions must be referred either to the information agent or the holder's broker or investment advisor.

Question:      What do I say if a stockholder asks, "Should I sell (tender) my stock?"

Answer: Members of the First Federal staff must not give any investment advice to stockholders. The stockholder must make his or her own investment decision. You should not express an opinion as to whether you think the tender offer is a "good deal" or a "bad deal." While the stockholder may call Georgeson Shareholder the information agent, they will not receive investment advice from them. They should be directed to contact their broker or investment advisor.

Question:      What do I do if someone brings a letter of transmittal to me or my office?

Answer: Because tenders must be received by the depositary, Computershare Trust Company within a limited amount of time, we cannot take the responsibility for having any stockholder's tender delivered to us for forwarding to Computershare. Stockholders must send tenders directly to Computershare Trust Company at the address provided in the tender offer documents. That address is:

                    Computershare Trust Company
                    350 Indiana St., Suite 800
                    Golden, Colorado 80401

Question:      May employees of First Federal tender shares in the offer?

Answer: Yes. Employees who own shares of First Federal Bancshares common stock are eligible to tender their shares. If you are a stockholder, you will receive a complete copy of the same documents that are being provided to other stockholders.


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